Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater enters Section 189 consultations regarding the future of the Beatrix 4 Shaft and Kloof 1
Plant
Johannesburg, 01 November 2022: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises that it will enter into consultation in terms of S189A of the Labour Relations Act (S189) with organised labour and other affected stakeholders, regarding the possible restructuring of its SA gold operations pursuant to ongoing losses experienced at the Beatrix 4 shaft and the impact of depleting mineral reserves to the Kloof 1 plant.
Through a formal Section 189 consultation process, the Company and affected stakeholders will together consider measures to avoid and mitigate possible retrenchments and seek alternatives to the potential cessation or downscaling of operations and associated services.
The proposed restructuring could potentially affect employees at Beatrix 4 shaft, those employees who provide support services to the shaft, and Kloof 1 and 2 plants. In addition, employees may be affected in associated companies, including Sibanye Gold Protection Services Limited and Sibanye Gold Academy Proprietary Limited.
The initiation of S189 consultations follows numerous unsuccessful attempts to address productivity and other operational issues at the Beatrix 4 shaft and the depletion of Surface Rock Dump (SRD) mineral reserves to Kloof 1 plant.
The life of the Beatrix 4 shaft was previously prolonged, following S189 consultations in 2017, which, through the successful adoption of productivity enhancement and cost containment measures implemented following consultation with stakeholders, enabled it to remain in operation as long as it made a profit, on average, over any continuous period of 3 months (after accounting for all-in sustaining costs).
The SRD mineral reserves that are treated at Kloof 1 plant are nearly depleted, and the Kloof Main SRD will be completely mined out by December 2022. As a result, Kloof 1 plant will not be able to operate at full capacity, with its only remaining primary source of ore coming from Kloof 4 SRD. Cost reduction efforts have been ineffective in addressing the ongoing lack of profitability.
Ongoing engagement with stakeholders through regular Future Forum meetings to address the plight of Beatrix 4 shaft and Kloof 1 plant have been unsuccessful. It has become increasingly evident that, due to increasing costs and an inability to achieve targeted productivity levels, it will be difficult to secure the profitability levels required for the sustainability of the mine and plant.
Subject to the outcome of the consultation process, it is envisaged that the proposed restructuring (of both Beatrix 4 shaft and Kloof 1 plant) may potentially result in the retrenchment of up to 1,959 employees and affect 465 contractors.
However, the purpose of the section 189 consultation process is to engage in a meaningful joint consensus seeking process in an attempt to avoid job losses. It is anticipated that the consultation process will reduce the number of employees that may potentially be retrenched through the implementation of, amongst other things, possible retrenchment avoidance measures, including natural attrition, retirements, voluntary separation and the transfer of suitably skilled employees to vacant positions.
“To allow shafts and operating plants that are no longer sustainable to continue operatng at a loss, will threaten the remaining life of mine of the other SA gold operations, and ultimately also the employees of the broader Group. We are committed to minimising the impact of the proposed restructuring and will constructively engage with all relevant stakeholders in an effort to avoid job losses, while attempting to limit the impact on the remainder of the operations employees and the sustainability of the Group,” said Richard Stewart, Chief Regional Officer: Southern Africa.

Ends.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at
www.sibanyestillwater.com
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website:
www.sibanyestillwater.com
YouTube: www.youtube.com/channel/UCl9UZT87nncSvSvJ8i7az8Q

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). Any forecast financial information contained in the aforementioned presentation has not been reviewed or reported on by the Company’s external auditors.